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                                                                     EXHIBIT 1.2

                             ENRON OIL & GAS COMPANY

        Certificate of Senior Vice President and Chief Financial Officer

         I, Walter C. Wilson, Senior Vice President and Chief Financial Officer of Enron Oil & Gas Company, a Delaware corporation (the "Company"), do hereby establish the terms of certain debt securities of the Company under the Indenture, dated as of September 1, 1991 (the "Indenture"), between the Company and Chase Bank of Texas, National Association (formerly Texas Commerce Bank National Association), as Trustee, as follows:

                  1. The title of the securities shall be "6.65% Notes Due 2028" (the "Notes");

                  2. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture shall be limited to a maximum of $150,000,000, except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes;

                  3. The final maturity of the principal of the Notes shall be April 1, 2028;

                  4. The Notes shall bear interest at the rate of 6.65% per annum, which interest shall accrue from April 8, 1998, or from the most recent Interest Payment Date (as defined in the Indenture) to which interest has been paid or duly provided for, which dates shall be April 1 and October 1 of each year, and such interest shall be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1998, to holders of record at the close of business on March 15 or September 15, respectively, next preceding each such Interest Payment Date;

                  5. The principal of, and interest on, the Notes shall be payable at the office or agency of the Company maintained for that purpose in Dallas, Texas, or at the option of the holder of the Note, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, State of New York; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register (as defined in the Indenture);

                  6. There is no obligation or option of the Company to redeem, purchase or repay the Notes prior to maturity;


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                  7. Chase Bank of Texas, National Association (formerly Texas
         Commerce Bank National Association) is appointed to be trustee for the Notes, and Chase Bank of Texas, National Association, and any other banking institution hereafter selected by the officers of the Company, are appointed agents of the Company (a) where the Notes may be presented for registration of transfer or exchange, (b) where notices and demands to or upon the Company in respect of the Notes or the Indenture may be made or served and (c) where the Notes may be presented for payment of principal and interest;

                  8. The Notes shall be issued upon original issuance in whole in the form of a single book-entry Global Security (as defined in the Indenture), and the Depository (as defined in the Indenture) shall be The Depository Trust Company, New York, New York.

                  9. The price to be received by the Company from the Underwriter for the Notes shall be 98.280%, plus accrued interest, if any, from April 8, 1998.

         IN WITNESS WHEREOF, I have hereunto signed my name this 3rd day of April, 1998.

                                      ENRON OIL & GAS COMPANY



                                      /s/ W. C. Wilson
                                      ------------------------------------------
                                      Walter C. Wilson
                                      Senior Vice President and
                                      Chief Financial Officer



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